UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER: 1-14076
                                                       CUSIP NUMBER: 92855E 10 2

     [ ] Form 10-K     [ ] Form 20-F     [X] Form 10-Q     [ ] Form N-SAR
                        For Period Ended: March 31, 2000

[ ]  Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Vizacom Inc.
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office: Glenpointe Centre East
                                       300 Frank W. Burr
                                       Boulevard - 7th Floor
                                       Teaneck,  New Jersey  07666

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant acquired three operating companies during the subject fiscal quarter ended March 31, 2000. Such acquisitions required the registrant to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2000. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
                  Alan W. Schoenbart     (201) 928-1001; extension: 22
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   [X] Yes     [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [X] Yes     [ ] No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
               The registrant anticipates reporting a net loss attributable to common stockholders of approximately $1,390,000 for the quarter ended March 31, 2000, compared to a net loss of $698,103 for the quarter ended March 31, 1999.


Vizacom Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000                      VIZACOM INC.


                                        By:   /s/ Alan W. Schoenbart
                                           -----------------------------------
                                                Alan W. Schoenbart
                                           Vice President - Finance and
                                              Chief Financial Officer

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